FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Implements End-to-End Cloud-Based ERP Project for System Advanced Laboratories

PRESS RELEASE

Magic Implements End-to-End Cloud-Based ERP Project for System Advanced Laboratories

Or Yehuda, Israel, July 30, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Magic implemented a cloud-based ERP project for System Advanced Laboratories (System Labs) using Magic xpa Application Platform to improve its quality processes.

Magic developed the new ERP application for System Labs using Magic xpa’s Rich Internet Application (RIA) capabilities. The project included installation and deployment of the application on a private cloud to enable employees around the country to access the application anytime, anywhere via the Internet. Designed to upgrade System Lab’s construction quality testing processes, the applications automates all relevant work processes including concrete testing, management of quality standards, quality documentation, accounting, and customer billing. Terms of the project also include Magic Technical Support Services and versions upgrades for years to come.

Because the application is deployed in the cloud, System Lab’s field quality engineers can now update test results and access real-time information from the field. The RIA cloud deployment model increases the application’s usability by providing a consistent and user-friendly interface across all access devices, reduces the need for complex on-premise computing infrastructures and enables remote access to real-time data from desktops, laptops, smartphones and tablets.

"The new Magic-based ERP system provides immediate benefits of increased productivity, improved customer service and real-time business intelligence. This enabled us to create more efficient work processes across our branches and provide real-time data access and reporting,” said Zahi Shaked, Director of Operations at System Advanced Laboratories. “It was also very important for us to minimize costs by running our ERP application using RIA technology. We chose Magic for their proven ability to provide the entire solution from application development to cloud deployment.”

Yoram Aharon, CEO of Magic Israel stated, "System Labs quality testing results help ensure the safety of hundreds of thousands of people across the country. Magic’s application platform provides the enterprise-grade reliability and availability that System Labs needs to provide its clients with accurate up-to-date data.”

Magic xpa Application Platform enables users to develop and deploy enterprise applications with a rich user experience on a wide variety of deployment environments with a single development effort – including Mobile (smartphones and tablets), Rich Internet Applications (RIA), Web applications (HTML5), cloud applications (SaaS) and on-premise installations (client /server).

About System Advanced Laboratories Ltd.

System Advanced Laboratories Ltd. provides quality control testing services for all areas required for the building and road construction industry. The company is certified by the Israel Laboratory Accreditation Authority under the Law and Standards approved by the Commissioner of Standards at the Ministry of Trade and Industry. For more information, visit www.system-labs.co.il

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Implements End-to-End Cloud-Based ERP Project for System Advanced Laboratories

Exhibit 10.1